VBI Vaccines

VBI Vaccines and SciVac Therapeutics Joint Conference Call

November 5, 2015 at 3:00 p.m. EST

CORPORATE PARTICIPANTS

Jeff Baxter – CEO of VBI Vaccines

Curtis Lockshin – CEO of SciVac Therapeutics

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PRESENTATION

Operator

Good afternoon, and welcome to the VBI Vaccines and SciVac Therapeutics joint conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask appropriate questions.

To ask a question, you may press the star key followed by one on your telephone keypad. To withdraw your question, please press the star key then two. Please note this event is being recorded. It will be available for replay after the call and a transcript of the call will be filed with the SEC following the call.

I would now like to turn the conference over to Dr. Curtis Lockshin, CEO of SciVac. Please go ahead.

Curtis Lockshin

Thank you. Good afternoon and thank you all for your support and interest in both SciVac Therapeutics and VBI Vaccines. We are happy you were able to join the call today giving us the opportunity to better explain the logic behind the proposed merger between the two companies. Before we begin that discussion, we will first read certain cautionary statements.

Please note that today’s call will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often proceeded by words such as hope, may, believe, anticipate, plan, expect, intend, assume, will, and similar expressions. We caution investors not to place undue reliance on the forward-looking statements contained in this conference call. Forward-looking statements speak as of today, and reflect management’s current expectations and involve certain risks and uncertainties that may cause actual results to differ materially from those suggested by VBI’s and/or SciVac’s forward-looking statements, as more fully discussed in their respective filings with the U.S. Securities and Exchange Commission and SciVac’s filings with both the SEC and the applicable Canadian Securities Regulatory Authorities.

I am now going to read required pre-merger regulatory language. In connection with the proposed merger, VBI and/or SciVac will file relevant materials with the SEC and applicable Canadian Securities Regulatory Authorities, including a SciVac registration statement on Form F-4, or S-4, that will include a proxy statement of VBI and constitute a prospectus of SciVac. Investors and security holders of VBI and SciVac are urged to read the proxy statement prospectus and other documents that may be filed with the SEC and the Canadians Securities Commissions carefully and in their entirety, if and when they become available, because they will contain important information. Any definitive proxy statement, if and when available, will be mailed to stockholders of VBI. Investors and security holders will be able to obtain free copies of these documents, if and when available and other documents filed with the SEC by VBI and/or SciVac through the website maintained by the SEC at www.sec.gov, and, in the case of documents of SciVac, filed with the applicable Canadian Securities Regulatory Authorities on SciVac’s SEDAR profile on www.sedar.com.

Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com, or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com, or by phone at 617-830-3031 extension 128. Copies of the documents filed with the SEC and the Canadian Securities Regulatory Authorities by SciVac will be available free of charge on SciVac’s website at www.scivactherapeutics.com or by contacting SciVac’s Investor Relations Department by email at jmartin@scivactherapeutics.com, or by phone at 305-575-4207.

VBI Vaccines

November 5, 2015 at 3:00 p.m. EST

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VBI, SciVac, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of VBI is set forth in the proxy statement for VBI’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015 and available for review at www.sec.gov. Information about the directors and executive officers of SciVac is set forth in its Management Information Circular furnished as Exhibit 99.1 to SciVac’s Form 6-K furnished to the SEC on September 2, 2015 and available for review at www.sec.gov. These documents can be obtained free of charge from the sources indicated above.

Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement prospectus and other relevant materials to be filed with the SEC and with the applicable Canadian Securities Regulatory Authorities when they become available. This conference call does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval.

During today’s conference call, we will be referencing PowerPoint slides that are viewable within your webcast window and will advance automatically along with the presentation. If you are listening in via the telephone, you may download today’s presentation on the VBI website at www.vbivaccines.com and/or the SciVac website at www.scivactherapeutics.com under the tab titled Investors. As mentioned in the press release announcing the merger agreement, SciVac’s acquisition of VBI would provide SciVac with access to an impressive portfolio of vaccine candidates that may address large unmet needs in both infectious disease and oncology.

Furthermore, we expect that our vaccine development and manufacturing capabilities, coupled with leadership by VBI’s current management and directors, will allow us to fully realize the potential of this union.

I would now like to introduce you to Jeff Baxter, who would be the CEO of the combined company and is currently the CEO of VBI Vaccines. Jeff joined VBI in 2009, before which he was a managing director for the venture capital firm, The Column Group. Until 2006, Jeff was senior vice-president of R&D Finance, and Operations at GlaxoSmithKline. In his 19 years of pharma experience, he held line-management roles in commercial, manufacturing and IT, and the office of the CEO. We are very pleased that Jeff has agreed to be the CEO of the combined company.

With that, I’d like to turn the stage over to Jeff.

Jeff Baxter

Right. Thanks very much, Curt. Good afternoon, everyone, and thank you all again for the support of both companies and your interest in what lies ahead. I’ll jump straight to slide 5, and I will begin by giving you a brief background of SciVac Therapeutics and VBI Vaccines, then we’ll move on to the strategic rational of the proposed transaction and the expected value add to both parties. Then, we’ll close with the details of the proposed merger before opening up for appropriate questions. The agenda says we’ll run for 45 minutes but we’re aiming to be finished in 30 minutes or so.

See slide 6, starting with SciVac Therapeutics. SciVac, headquartered in Rehovot, Israel is in the business of developing, producing, and marketing biological products for human healthcare. In 2012, OPKO Health, Inc. acquired a 45% stake in SciVac, which at that time was a private Israeli company. OPKO Health is currently the largest shareholder of SciVac and is expected to be the largest shareholder of the combined company upon completion of the proposed merger.

VBI Vaccines

November 5, 2015 at 3:00 p.m. EST

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VBI’s management expects there will be significant overlap in synergy between SciVac’s virus-like particle HBV vaccine, Sci-B-VacTM, and VBI’s enveloped virus-like particle platform. Before elaborating on the proposed merger, I will talk briefly about the very elegant science behind Sci-B-VacTM. SciVac’s virus-like particle flagship product, Sci-B-VacTM, is a recombinant third-generation HepB vaccine. Sci-B-VacTM is the only commercial HBV vaccine that we’re aware of to mimic all three target proteins of the virus, Pre-S1, Pre-S2, and the S protein and as with VBI’s eVLP Platform the elegance comes from mimicking the natural confirmation of the virus, which in turn elicits a much stronger immune response.

Unlike other HBV vaccines in development, Sci-B-VacTM is not formulated with a next-generation antigen, such as the toll-like receptor family of antigens, but is administered only with a commercially approved adjuvant, which has an extensive safety profile. Sci-B-VacTM is approved in 15 countries and has demonstrated a favorable safety and efficacy profile in hundreds of thousands of patients, many of whom were infants. Sci-B-VacTM is considered the standard of care for infant vaccination against the HepB virus in Israel.

Moving on to slide 8 and VBI Vaccines. VBI is a biopharmaceutical company developing novel technologies that seek to expand vaccine protection in large underserved markets. VBI has access to outstanding immunologists and vaccinologists, Steve Gillis, VBI’s chairman of the board and other board members, Michael Steinmetz, and Michel De Wilde, plus our Scientific Advisory Board members including Florian Schodel, and Stanley Plotkin. VBI is headquartered in Cambridge, Massachusetts, and has a state-of-the-art R&D facility in Ottawa, Canada with a team of highly-skilled immunologists and biologic formulation experts. Ottawa, Canada is a great place for our labs to be based. We’re able to attract exceptional talent there and generate operating efficiencies in terms of cost and time.

On to slide 9. VBI’s eVLP Platform allows for the design of enveloped (e), virus-like particles (VLP) vaccines that closely mimic the target virus. VBI’s lead eVLP asset is a prophylactic cytomegalovirus, CMV, vaccine, which is the leading cause of birth defects in North America, more so than Down Syndrome and Fetal Alcohol Syndrome. VBI has initiated work for the GMP manufacturing of its CMV candidate producing formal preclinical and planned Phase 1 trials and expects to file the IND, or CTA in Canada, in the first half of 2016.

This trial has been designed not only to provide safety and tolerability data, but also initial human-proof of concept. Expansion of the eVLP Platform into immuno-oncology was announced recently with our GBM candidate and our collaboration with Columbia University. We are expected to have a GBM Pre-IND packet ready for discussion with the FDA complete by the end of 2015. Then we’ll determine the timing of the clinical development program during 2016.

Also announced is our RSV Program and the $350,000 Canadian dollar grant that we received from the NRC IRAP in August 2015. VBI’s second platform is the LPV thermostable technology which enables the formulation of vaccines and biologics that can withstand storage or shipment at constantly fluctuating temperatures, from -20 degrees C to +40 degrees C, meaning that it confers thermostability, therefore taking vaccines and biologics out of the cold chain and further allows for the potential for enhanced immunogenicity through Nanoparticulate delivery of the antigen

VBI announced the Broad LPV Research Collaboration with Sanofi Pasteur for the formulation of stable vaccines in April 2015. As you can see, the science behind both Sci-B-VacTM and VBI’s eVLP Platform is very similar. We therefore expect to have significant shared knowledge around manufacturing and development of these VLP vaccines, which the company can leverage.

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On to slide 10. The combination of these two companies would create a corporation with international reach and multiple product candidates addressing several significant public health needs. VBI would bring to the merger proprietary technology platforms with several candidates and programs in the pipeline, strong immunology and biologic formulation expertise, a lean biotech mentality with a highly capital-efficient R&D capability, access to strong reputable international biotech investors, and an experienced U.S. and European public company biotech management and board.

SciVac would bring a marketed revenue-generating next-generation HBV vaccine, licensed in 15 countries, a state-of-the-art GMP certified manufacturing facility near Rehovot, Israel, a broad investor base with a good combination of institutional and individual investors, including OPKO, and accelerated growth of VBI, taking VBI from a late pre-clinical stage to early clinical stage company, to a late clinical stage company with a marketed product.

On to slide 11. We expect the value drivers of combined company will be the expanded commercial opportunity of HBV into key markets and indications with high unmet medical needs, eVLP Platform generating the first-in-class congenital CMV vaccine poised to go into Phase 1 in the first-half of 2016, a therapeutic GBM vaccine candidate completing the Pre-IND packet, a discovery RSV Program, and additional programs targeting infectious disease and oncology indications. Further, a thermostable LPV Platform that we expect to generate a series of business development collaborations and non-dilutive revenue opportunities, a world-class experienced leadership team, and a listing of the combined company on NASDAQ or the New York Stock Exchange, along with a dual listing on the Toronto Stock Exchange.

On to slide 12. Our vision for the combined company is clearly in line with VBI’s and SciVac’s current strategic plans. We expect the combination of SciVac’s Sci-B-VacTM vaccine and VBI’s portfolio of infectious disease and immuno-oncology programs will significantly enhance the potential of both companies. The synergies are intangible, but nevertheless very important to drive shareholder value.

For SciVac, immediate access to a U.S.-based management infrastructure with the commercial and regulatory vaccine expertise and experience to develop Sci-B-VacTM in expanded markets. For VBI and SciVac, further diversification of their portfolios and hence risk mitigation, and for VBI, access to a much later-staged asset, manufacturing experience, and the state-of-the-art manufacturing facility in Israel.

Slide 13. Having illustrated the logic behind this proposed transaction, and why both management teams and Board of Directors are excited by this synergistic merger, I will discuss some of the key details of the transaction. Upon completion of the merger, the listed parent company would remain domiciled in British Columbia, Canada. The name of the listed parent company would be changed from SciVac Therapeutics to VBI Vaccines.

All outstanding shares, options, and warrants held by VBI security holders would be converted into, or exchanged for, SciVac shares, options, and warrants based on the share exchange ratio of 20.80836 common shares of SciVac for each share of VBI common stock or security. The fully diluted consideration given to VBI security holders would be approximately 650 million common shares of SciVac. This exchange ratio results in a fully diluted value split of 54/46, SciVac/VBI, before giving any effect to any concurrent financing transaction, and issuance of equity incentive awards under the new equity incentive plan to be adopted at the effective time of the proposed merger. Importantly, upon closing, the combined company would simultaneously be listed on NASDAQ or the New York Stock Exchange. Upon closing, we expect the combined company will have a strong balance sheet.

On to slide 14. The slide illustrates a few comparable companies in the vaccine biotech public markets. There will be a couple that I’d highlight. DynaVax, ticker DVAX, has a late-stage HepB vaccine in final clinical trials in North American, and Novavax, NVAX, has an RSV in mid-stage trials, are going in North America.

VBI Vaccines

November 5, 2015 at 3:00 p.m. EST

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On to slide 15. As previously mentioned, I, Jeff Baxter, shall assume the role of president and CEO of the combined company. VBI’s Chief Scientific Officer, Dave Anderson, will remain CSO of the combined company. Curt Lockshin, SciVac’s current CEO will become Chief Technical Officer of the combined company. His deep scientific training and practical experience will be a significant addition to the combined company leadership team. And I and VBI, are delighted that Curt has agreed to join in this critical role as Chief Technical Officer. Dr. Florian Schodel will remain as chair of the SAB and bring his extensive clinical development and regulatory experience to further development of Sci-B-VacTM as our most senior clinical advisor.

On to slide 15. The proposed board of combined company will be made up of five members from the current VBI Board, and two members from the current SciVac Board. We will retain three renowned immunologists and vaccinologists, Steve Gillis, who will remain Chairman of the Board, Michel De Wilde, and Michael Steinmetz. We will also retain from SciVac’s board, Steven Rubin and Adam Logal, who would join Sam Chawla providing capital market, financial and corporate development expertise.

In summary, everyone involved in proposing this merger is very excited for the vision and the potential of the combined company given the combined portfolio, the human talent in both companies, and being backed by a group of highly experienced biotech board and investors. As Dr. Frost, Chairman and CEO of OPKO recently said to me, this acquisition is like a hand-in-the-glove, it is a highly logical and synergistic combination of portfolio assets and people, that has potentially a very exciting future for meeting significant unmet medical needs and providing shareholder value.

That concludes the slide presentation. I will now pause and hand over to the operator to begin the Q&A session. Curt and I are happy to answer any appropriate questions.

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. If you are logged into the webcast, you can submit your question in the box in the bottom right corner of the webcast. At this time, we will pause momentarily to assemble our roster.

The first question come from Rahul Jasuja with NOBLE Life Science Partners. Please go ahead.

Rahul Jasuja

Hi, guys, and congratulations, Jeff and Curtis, on what seems to be a very strategic and sound merger between the two, or acquisition. A few questions from my end here. I guess I’m ignorant about SciVac at this stage, I hope to learn a lot more about those programs, but could you walk us through the history behind the Hepatitis B vaccine that’s approved in Israel and other countries, and why it took so long, or still has not made its debut with the regulators in Europe and the U.S.

Curtis Lockshin

Sure. The vaccine has been developed since around 2009 for use in Israel, as you’re aware. We command about half of the market in Israel for [Hepatits B] neo-natal vaccines. Hepatitis B vaccination in neonates is considered the standard of care in Israel. I think the, in terms of why it’s taken so long, I think it required a more effective management vision, which started when OPKO took a significant stake in the company and since then, it’s been on a trajectory to enter into the United States and Europe initially, in specific niche populations. Those decisions take some time to do, and money, and so this is how long the path has taken thus far.

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Rahul Jasuja

Okay. That’s fair enough. In terms of going forward with the U.S. and EU regulators, could you guys add some more color as to what the anticipated clinical trial path would be? Would that be a Phase 3? Would that be a Phase 2-B? Is there some sub-population that would be addressed? Any color on that?

Jeff Baxter

Hi. Good afternoon, Rahul, it’s Jeff. I think until the merger closes, I think it would be inappropriate for us to disclose our current sort of clinical development plans and thoughts. As I’m sure you’ll understand, until the merger closes and we have the opportunity to meet with the FDA and the European authorities as a joint management team, it’s very difficult for us to surmise what those clinical development plans would be. Clearly, upon the closing, a priority will be to meet with those regulators and of course assemble the relevant extensive safety and efficacy data that we have for Sci-B-VacTM predominantly from Israel but also from some of the export markets and discuss, as I said, that excellent efficacy and safety data with the regulators. And we will as ambitiously as possible look for the clinical development of Sci-B-VacTM in these significant markets.

Rahul Jasuja

Okay. Thank makes sense. Is it okay to ask questions on the GBM Program at this time, Jeff, or—

Jeff Baxter

No. I think if we could stick to merger-related questions given—

Rahul Jasuja

Okay, that’s fine. I’ll get back in queue then, thanks.

Female Operator

We’ll now take a question from the web, which is, “Will the merged company have to conduct a reverse split to meet the minimum share price requirement of the NASDAQ Market?”

Jeff Baxter

Okay. Thank you for the question. We anticipate concurrent with the merger closing the listing on NASDAQ or the NYSE, as we’ve discussed, and retaining the listing on the Toronto Stock Exchange. We will, of course, do whatever we need to do to meet the requirement of NASDAQ, or the New York Stock Exchange, and as we progress towards the listing, we will be having those discussions with the necessary regulatory authorities to meet those requirements. I think, really, the simple answer is yes, given the current stock price on the Toronto Stock Exchange, but as to what that reverse split may be at this point, I’m afraid I can’t answer that question.

Operator

The next question comes from Barry Harrison with Wells Fargo Advisors. Please go ahead.

Barry Harrison

Hi, thanks, guys. Hey, my question is, your virus-like particle technology and working on RSV, it sounds similar to what Novavax is doing, which is what you mentioned, and given that they’ve done extensive, kind of from pre-natal all the way through to the elderly, work in the labs, in clinicals, excuse me, what makes yours different, or since you’re at such an early stage, why would you pursue that?

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Jeff Baxter

Thank you for the question. I think all that I can say with regards to what’s currently in the public domain about our RSV candidate is that we have a really exciting candidate. That doesn’t really help answer your question, but we will be presenting data at a conference upcoming, and we believe that that data will point to a very exciting candidate. It is in its early stages, as you say, but as I said, it would be inappropriate for me to go into details at this point because there is very little information that we’ve put into the public domain. So, I apologize that I can’t back up my excitement and enthusiasm for the candidate with more data, but hopefully we’ll have the opportunity to present it soon.

Barry Harrison

Okay. Fair enough. Last question I have is, post-merger how much cash will the entity have and what do you foresee your cash needs being, say, you’ve got a lot of candidates here, seems like a pretty ambitious plan. I’m just curious how much cash you have and how much more you’re going to need.

Jeff Baxter

Our 10-Qs for either company have not yet been filed. So, unfortunately I can’t give you the September cash position. We will be filing our 10-Qs shortly. The company, SciVac at the mid-year had in excess of $20 million in the public records, and VBI had in excess of $12 million. The company starts with a strong opening cash position, but also as specified in the 8-K, we will be doing a capital raise concurrent with the closing of the merger. I believe that the merger agreement in the 8-K says that the minimum cash requirement is a $25 million raise. Very shortly our quarterly statements for September will confirm our cash position, add to that $25 million. We expect the company to be well-capitalized providing sufficient runway to meet some of our major milestones upcoming.

Operator

This concludes the question and answer session. I would like to turn the conference back over to management for any closing remarks.

CONCLUSION

Jeff Baxter

That concludes the conference call for today, and as the last word I want to emphasize that both management teams and boards of directors are very excited about this proposed merger and see significant value add to both parties. We really do believe that there are significant but intangible synergies between the two companies that we expect will position the combined company for expanded scientific, clinical development, commercial, and capital market opportunities.

Everyone involved in proposing this merger is highly motivated by the vision for and the potential of the combined company given the merged portfolio and the human talent in both companies. We have a great opportunity to make a significant contribution to the priority unmet medical needs of HepB, congenital CMV, RSV, and GBM brain cancer. In doing the right thing for human kind in these areas, we expect many broader benefits will follow.

Thank you all again for taking the time today to participate in our call. On behalf of both SciVac Therapeutics and VBI Vaccines, we thank you for your support and interest in the future of our companies. With that, we’ll sign off here and thank you once again.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

VBI Vaccines

November 5, 2015 at 3:00 p.m. EST